July 19, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:       Xedar Corporation
Registration Statement on Form SB-2
File No. 333-143207
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Xedar Corporation (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), hereby respectfully requests that the Securities and Exchange Commission ("Commission") consent to the withdrawal by the Company of its Registration Statement on Form SB-2, filed with the Commission on May 23, 2007 (File No. 333-143207), and all amendments and exhibits thereto (collectively the "Registration Statement").

The Company requests this withdrawal because it has elected to renegotiate and amend certain provisions of its acquisition agreement with Atlantic Systems Corporation and has determined not to pursue the registration of the securities included in the Registration Statement at this time.  No securities were sold in connection with the Registration Statement.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

If you have any questions concerning this matter please contact our counsel, Sean C. Stewart, at 303-865-1607.

Thank you for your assistance in this matter.

XEDAR CORPORATION

/s/ Hugh H. Williamson, III

Hugh H. Williamson, III
President & CEO